SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Positioned as Overall Leader in the 2022 Quadrant Knowledge Trade Surveillance and Monitoring Report, dated December 1, 2022.
99.2	NICE Named a Leader in Everest Group’s Robotic Process Automation PEAK Matrix 2022, dated December 5, 2022.
99.3	NICE Actimize Partners with The Knoble Non-Profit Network to Fight Human Trafficking, Fraud Scams and Other Financial Crimes, dated December 7, 2022.
99.4	NICE Enlighten XO Receives 2022 Industry Award from Speech Technology for Boosting Contact Center Performance with AI-Based Solutions, dated December 8, 2022.
99.5	NICE Launches Enlighten AutoSummary, Empowering Agents To Deliver Seamless CX, dated December 12, 2022.
99.6	NICE Launches ElevateAI, The Market Leading AI as a Service (AIaaS), to Make Every CX Application Smarter, dated December 15, 2022.
99.7	NICE Wins 2022 Best Practices Award for Technology Innovation Leadership in Asia-Pacific Market, dated December 19, 2022.
99.8	NICE Actimize Cloud-Based SURVEIL-X Wins 2022 RegTech Asia Insight Awards for Best Trade Surveillance Solution, dated December 20, 2022.
99.9	TVD Holdings PCL Improves Sales Effectiveness and Agent Satisfaction with NICE Interaction Analytics, dated December 21, 2022.
99.10	NICE Evidencentral Community Portal Achieves Two Major Milestones in Worldwide Digital Evidence Management, dated December 22, 2022.
99.11	NICE Enlighten AI Receives 2022 CUSTOMER Magazine Innovation Award For Setting the Standard in Customer Experience, dated December 27, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: January 4, 2023

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Positioned as Overall Leader in the 2022 Quadrant Knowledge Trade Surveillance and Monitoring Report, dated December 1, 2022.
99.2	NICE Named a Leader in Everest Group’s Robotic Process Automation PEAK Matrix 2022, dated December 5, 2022.
99.3	NICE Actimize Partners with The Knoble Non-Profit Network to Fight Human Trafficking, Fraud Scams and Other Financial Crimes, dated December 7, 2022.
99.4	NICE Enlighten XO Receives 2022 Industry Award from Speech Technology for Boosting Contact Center Performance with AI-Based Solutions, dated December 8, 2022.
99.5	NICE Launches Enlighten AutoSummary, Empowering Agents To Deliver Seamless CX, dated December 12, 2022.
99.6	NICE Launches ElevateAI, The Market Leading AI as a Service (AIaaS), to Make Every CX Application Smarter, dated December 15, 2022.
99.7	NICE Wins 2022 Best Practices Award for Technology Innovation Leadership in Asia-Pacific Market, dated December 19, 2022.
99.8	NICE Actimize Cloud-Based SURVEIL-X Wins 2022 RegTech Asia Insight Awards for Best Trade Surveillance Solution, dated December 20, 2022.
99.9	TVD Holdings PCL Improves Sales Effectiveness and Agent Satisfaction with NICE Interaction Analytics, dated December 21, 2022.
99.10	NICE Evidencentral Community Portal Achieves Two Major Milestones in Worldwide Digital Evidence Management, dated December 22, 2022.
99.11	NICE Enlighten AI Receives 2022 CUSTOMER Magazine Innovation Award For Setting the Standard in Customer Experience, dated December 27, 2022.